SCHEDULE 13D
                                 (Rule 13D-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                       TRANSCOASTAL MARINE SERVICES, INC.
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                         (Title of Class of Securities)

                                   893537 10 0
                                 (CUSIP Number)

                       The Succession of Herbert D. Hughes
                         Elizabeth H. DePass, Executrix
                                5801 Citrus Blvd.
                                Harahan, LA 70123
                                 (504) 733-2800
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                NOVEMBER 4, 1997
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 893537 10 0                13D                       PAGE 2 OF 6 PAGES
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  1     Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)

        The Succession of Herbert D. Hughes 72-6173481
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  2     Check the Appropriate Box if a Member of a Group (SEE Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
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  3     SEC Use Only

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  4     Source of Funds (SEE Instructions)
        OO
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  5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
        2(d) or 2(e) [ ]
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  6     Citizenship or Place of Organization     United States
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           Number of               7    Sole Voting Power
                                        500,000
             Shares             ------------------------------------------------
                                   8    Shared Voting Power
          Beneficially                  -0-
                                ------------------------------------------------
            Owned by               9    Sole Dispositive Power
                                        500,000
              Each              ------------------------------------------------
                                   10   Shared Dispositive Power
           Reporting                    -0-
                                ------------------------------------------------
          Person With
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  11    Aggregate Amount Beneficially Owned by Each Reporting Person     500,000

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  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
        (SEE Instructions)
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  13    Percent of Class Represented by Amount in Row (11)                 6.0%

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  14    Type of Reporting Person (SEE Instructions)                         OO

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CUSIP NO. 893537 10 0              13D                         PAGE 3 OF 6 PAGES

ITEM 1.        SECURITY AND ISSUER.

        This statement relates to shares of the Common Stock, $.001 par value per share (the "Common Stock"), of TransCoastal Marine Services, Inc., a Delaware corporation (the "Company"). The Company's principal executive office is located at 3535 Briarpark, Suite 210, Houston, TX 77042.

ITEM 2.        IDENTITY AND BACKGROUND.

        (a) This statement is filed by (i) The Succession of Herbert D. Hughes ("The Succession") as the direct beneficial owner of 500,000 shares of Common Stock and (ii) Elizabeth H. DePass ("DePass"), as the executrix of The Succession ("Reporting Persons").

        (b) The principal business address of The Succession is 5801 Citrus Blvd., Harahan, Louisiana, 70123, and the principal business address of DePass is 5801 Citrus Blvd., Harahan, Louisiana, 70123.

        (c) The present principal occupation of DePass is serving as the President and Chief Executive Officer of Diversified Group, Inc.

        (d) Neither of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

        (e) During the past five years, neither of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

        (f) The Succession was created upon the filing of a petition in Louisiana to probate the last will and testament of Herbert D. Hughes. DePass is a citizen of the United States.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Pursuant to the terms of the Purchase and Sale Agreement made effective as of August 20, 1997, by and among the Company, HBH, Inc., a Louisiana corporation ("HBH"), and The Succession, The Succession acquired 500,000 Shares of Common Stock and certain cash consideration in exchange for all of the outstanding capital stock of HBH. No funds were borrowed by The Succession for the acquisition of such shares.

ITEM 4.        PURPOSE OF TRANSACTION.

        The Succession acquired 500,000 shares of Common Stock reported herein primarily for the purpose of investment. Although there is no present intention to do so, The Succession may decide to make additional purchases of Common Stock in the future either in the open market or in private transactions, subject to its evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, other
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CUSIP NO. 893537 10 0                13D                       PAGE 4 OF 6 PAGES

opportunities available to The Succession, general economic conditions, money and stock market conditions and other future developments.

        Depending upon the results of the reviews and the other factors mentioned above, The Succession, at any time, may decide to change its intention with respect to the acquisition and/or retention of shares of Common Stock, including, without limitation, a determination to increase, decrease or entirely dispose of its holdings of Common Stock, although The Succession currently has no intention to do so. However, the shares of Common Stock currently held by The Succession may be resold publicly only following their effective registration under the Securities Act of 1933, as amended, or pursuant to an exemption from the registration requirements of that act, such as Rule 144 thereunder.

        Except as described in this Item 4, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

        (a) The Succession currently owns 500,000 shares of Common Stock, representing 6.0% of all issued and outstanding shares of Common Stock.

        (b) DePass, as the executrix of The Succession, possesses the sole power to vote and the sole power to dispose of the shares held by The Succession.

        (c) The 500,000 shares of Common Stock owned by The Succession were acquired on November 4, 1997, upon closing of the Purchase and Sale Agreement described in Item 3.

        (d) DePass, as the executrix of The Succession, has the right to direct the receipt of dividends from, or the proceeds from the sale of, such securities held by The Succession.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUERS.

        In connection with the initial public offering of the Company's Common Stock, The Succession entered into an agreement with Jefferies & Company, Inc. and Johnson Rice & Company, L.L.C., as representatives of the Company's underwriters, pursuant to which The Succession agreed not to dispose of any shares of the Company's Common Stock during the 360 day period immediately after October 29, 1997, without the prior approval of such underwriters. Except for such agreement, there are no contracts, arrangements, understanding or relationships (legal or otherwise) between The Succession and any other person, except DePass, with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, whether giving or withholding of proxies. None of the securities of the Company beneficially owned by The Succession are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.
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CUSIP NO. 893537 10 0                13D                       PAGE 5 OF 6 PAGES

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

             Exhibit 1 Purchase and Sale Agreement dated August 20, 1997, by and among the Company, HBH, Inc., and The Succession, incorporated by reference to Exhibit 10.18 of TransCoastal Marine Services, Inc.'s Registration Statement on Form S-1 (Registration No. 333-34603).

             Exhibit 2 Lock-Up Letter dated August 20, 1997, by and among Jefferies & Company, Inc., Johnson Rice & Company, L.L.C., and Elizabeth H. DePass, individually and in her capacity as executrix for The Succession of Herbert D. Hughes.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 12, 1997

                                             THE SUCCESSION OF HERBERT D. HUGHES

                                             /s/ ELIZABETH H. DEPASS
                                             Elizabeth H. DePass, Executrix
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CUSIP NO. 893537 10 0                 13D                      PAGE 6 OF 6 PAGES

                                    EXHIBIT 2

                                 LOCK-UP LETTER

                                August 20, 1997

Jefferies & Company, Inc.
Johnson Rice & Company L.L.C.
c/o Jefferies & Company, Inc.
650 Fifth Avenue, 4th Floor
New York, NY 10019

Ladies & Gentlemen:

      As an inducement to the Underwriters (as defined below) to execute the Underwriting Agreement (the "Underwriting Agreement") in connection with a proposed public offering (the "Public Offering") by TransCoastal Marine Services, Inc., a Delaware corporation (the "Company"), of shares of its common stock, $.001 par value per share ("Common Stock"), the undersigned agrees that for a period of one year (the "Lock-Up Period") after the date of the final prospectus used to confirm sales made pursuant to the Public Offering, the undersigned will not, without the prior written consent of Jefferies & Company, Inc., as a representative of the Underwriters to be named in the Underwriting Agreement (the "Underwriters"), directly or indirectly, offer to sell, assign, pledge, issue, distribute, sell, contract to sell, grant any option or enter into any contract for the sale of, or otherwise voluntarily transfer or dispose of, or announce any offer, sale, grant of any option to purchase or other transfer or disposition of, any shares of Common Stock, or any other securities of the Company or any security or other instrument which by its terms is convertible into or exercisable or exchangeable for shares of Common Stock or other securities of the Company, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, including, without limitation, any shares of Common Stock issuable under any employee stock options or warrants. In addition, the undersigned hereby irrevocably waives during such period (i) any registration rights to which the undersigned would be entitled in connection with the Public Offering and (ii) any demand registration rights to which the undersigned would be entitled to exercise during the Lock-Up Period.

      In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of any security if such transfer would constitute a violation of breach of this agreement.

      The provisions of this agreement shall be binding upon the undersigned and the assigns, heirs, and personal representatives of the undersigned and shall be for the benefit of the Company and the Underwriters.

                            Very truly yours,

                            /s/ Elizabeth H. DePass, individually and in my
                                capacity as Executrix for The Succession of
                                Herbert D. Hughes